SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                                     Issuer
                       Pursuant to Rule 13a -16 or 15d -16
                                       of
                       the Securities Exchange Act of 1934


        Report on Form 6-K the period from 1 March 2006 to 10 March 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                    ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:
     1. A notification dated 1 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 28 February 2006 the Company had 512,709,737 Ordinary shares in issue.

     2. A notification dated 2 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 1 March 2006 the Company had 512,747,866 Ordinary shares in issue.
     3. A notification dated 3 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 2 March 2006 the Company had 512,801,505 Ordinary shares in issue.
     4. A notification dated 3 March 2006 advising that UBS AG have a 5.19% interest in the issued Ordinary share capital of the Company.
     5. A notification dated 6 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 3 March 2006 the Company had 512,809,520 Ordinary shares in issue.
     6. A notification dated 7 March 2006 advising of a disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 13,349 Ordinary shares in the Company in which the directors have a technical interest.
     7. A notification dated 8 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 7 March 2006 the Company had 512,884,550 Ordinary shares in issue.
     8. A notification dated 9 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 8 March 2006 the Company had 512,905,300 Ordinary shares in issue.
     9. A notification dated 9 March 2006 advising that Credit Suisse have a 5.22% interest in the issued Ordinary share capital of the Company.
     10. A notification dated 10 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 9 March 2006 the Company had 512,926,727 Ordinary shares in issue.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 1 MARCH 2006
                  AT 07.13 HRS UNDER REF: PRNUK-0103060652-983C


1 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 28 February 2006 it had in issue 512,709,737 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 2 MARCH 2006
                  AT 07.01 HRS UNDER REF: PRNUK-0203060650-59D8



2 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 1 March 2006 it had in issue 512,747,866 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 3 MARCH 2006
                  AT 07.01 HRS UNDER REF: PRNUK-0303060649-4C9A



3 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 2 March 2006 it had in issue 512,801,505 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 3 MARCH 2006
                  AT 10.18 HRS UNDER REF: PRNUK-0303061017-2BBF

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                      2.   Name of shareholder having a major interest

-------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                         UBS AG

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that     4.   Name of the registered holder(s) and, if more than one
     it is in respect of holding of the shareholder            holder, the number of shares held by each of them
     named in 2 above or in respect of a
     non-beneficial interest or in the case of an
     individual holder if it is a holding of that
     person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF A PARTY                        UBS AG LONDON BRANCH - 25,311,763
     NAMED IN 2 ABOVE                                          UBS GLOBAL ASSET MANAGEMENT LIFE LTD - 1,306,796
                                                               UBS SECURITIES LLC - 172
                                                               UBS FINANCIAL SERVICES INC - 1,390
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.   Number of               6.   Percentage of issued    7.   Number of shares/amount   8.   Percentage of issued class
     shares/amount of stock       class                        of stock disposed
     acquired
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                    10.  Date of transaction       11.  Date company informed

-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                               1 MARCH 2006                   2 MARCH 2006

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification            13.  Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
     26,620,121                                                5.19%

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                          15.  Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
     IN A LETTER DATED 2 MARCH 2006, THE BOC                   CAROL HUNT
     GROUP plc HAS BEEN ADVISED THAT UBS AG                    DEPUTY COMPANY SECRETARY
     HOLDS A 5.19% (PREVIOUSLY 5.08%) INTEREST                 01276 807759
     IN THE ORDINARY SHARE CAPITAL OF THE
     COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
     CAROL HUNT

-------------------------------------------------------------------------------------------------------------------------

Date of notification   3 MARCH 2006

-------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 6 MARCH 2006
                  AT 10.55 HRS UNDER REF: PRNUK-0603061054-7D2B



6 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 3 March 2006 it had in issue 512,809,520 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 7 MARCH 2006
                 AT 17.09 HRS UNDER REF: PRNUK-0703061708-E186


7 March 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the following disposals on 7 March 2006:

3,321 Ordinary shares of 25p each in the Company at an exercise price of 1016p per share

10,028 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 13,349 Ordinary shares, the Trustee now holds 4,398,416 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,398,416 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 8 MARCH 2006
                  AT 07.00 HRS UNDER REF: PRNUK-0803060651-632F


8 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 7 March 2006 it had in issue 512,884,550 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 9 MARCH 2006
                  AT 07.00 HRS UNDER REF: PRNUK-0903060650-6160


9 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 8 March 2006 it had in issue 512,905,300 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 9 MARCH 2006 AT 11.05 HRS UNDER REF: PRNUK-0903061104-5D2F

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                      2.   Name of shareholder having a major interest

-------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                         CREDIT SUISSE

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that       4.  Name of the registered holder(s) and, if more than one
     it is in respect of holding of the shareholder             holder, the number of shares held by each of them
     named in 2 above or in respect of a
     non-beneficial interest or in the case of an
     individual holder if it is a holding of that
     person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF A PARTY                        CREDIT SUISSE SECURITIES (EUROPE) LIMITED - 23,501,581
     NAMED IN 2 ABOVE                                          CREDIT SUISSE INTERNATIONAL - 3,281,311
                                                               CREDIT SUISSE SECURITIES (USA) LLC - 9,600
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.   Number of               6.   Percentage of issued    7.   Number of shares/amount   8.   Percentage of issued class
     shares/amount of stock       class                        of stock disposed
     acquired
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                    10.  Date of transaction       11.  Date company informed

-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                               8 MARCH 2006                   9 MARCH 2006

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification            13.  Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
     26,792,492                                                5.22%

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                           15.  Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
     IN A LETTER DATED 8 MARCH 2006, THE BOC                   SARAH LARKINS
     GROUP plc HAS BEEN ADVISED THAT CREDIT                    ASSISTANT COMPANY SECRETARY
     SUISSE HOLDS A 5.22% (PREVIOUSLY 4.14%)                   01276 807383
     INTEREST IN THE ORDINARY SHARE CAPITAL
     OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
     SARAH LARKINS

-------------------------------------------------------------------------------------------------------------------------

Date of notification   9 MARCH 2006

-------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 10 MARCH 2006
                  AT 07.01 HRS UNDER REF: PRNUK-1003060652-8C65


10 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 9 March 2006 it had in issue 512,926,727 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  March 13, 2006



                                        By:    /s/   Sarah Larkins
                                              ----------------------------------
                                              Name:  Sarah Larkins
                                              Title: Assistant Company Secretary